                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16

                                     UNDER

                      THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF MAY 1999



                             INTRAWEST CORPORATION
                              (Registrant's name)

          SUITE 800, 200 BURRARD STREET, VANCOUVER, BC CANADA V6C 3L6
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F      Form 40-F  X
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No  X
                                    ---            ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

TO OUR SHAREHOLDERS

This quarter validated our position as the leader in our industry. The third quarter is our most significant and we dramatically outperformed our industry, showing a 40% increase in EBITDA. We also saw Whistler/Blackcomb record its two millionth visit in mid-April, the first time any resort in North America has achieved this remarkable feat.

Our strong performance in a year when others in our industry are showing declines in skier visits is presenting us with unique opportunities. To allow us to capitalize on our current momentum and these opportunities, we sold 3.45 million common shares at $25.40, adding the $84.1 million in net proceeds to the Company's equity base. We will, as we have in the past, carefully appraise any potential new investments to ensure that they are accretive to earnings per share and strategically sound.

During the third quarter we closed on the acquisition of 45% of Alpine Helicopters Ltd. ("Alpine"), the parent company of Canadian Mountain Holidays Inc., the world leader in heli-skiing. We also closed on the acquisition of 50% of Blue Mountain Resorts Limited in Ontario and 100% of the developable real estate lands at the base of the resort.

OPERATING RESULTS

Income from continuing operations for the third quarter was $54.6 million ($1.38 per share) compared with $42.6 million ($1.24 per share) last year. Year-to-date income from continuing operations was $54.9 million ($1.39 per share), up from $42.9 million ($1.25 per share) last year. The per share results reflect a 15% increase in the average number of shares outstanding.

Total company EBITDA for the quarter was $118.7 million, compared with $84.2 million in the prior year. For the nine months total company EBITDA rose to $155.3 million compared with $110.6 million the prior year.

Revenue from ski and resort operations was $331.4 million in the third quarter compared with $212.2 million in the third quarter last year. Revenue increased at every one of our resorts and Whistler/Blackcomb, Tremblant, Panorama, Stratton and Snowshoe all experienced record third quarter business. Revenue growth was driven by a 13% increase in same-resort visits for the quarter. Further contributing to this growth was a 6% increase in revenue per visit on a same-resort basis. The three and nine month results also include revenue from the warm-weather resorts as well as Blue Mountain and Alpine.

Due to the timing of construction, real estate revenue and operating profit were down relative to the same quarter last year, however year-to-date, real estate sales were up 7% and operating profit was up 18% from last year. Real estate revenue totaled $53.4 million for the quarter compared with $64.3 million in the third quarter last year. Operating profit from real estate sales was $10.1 million in the third quarter compared with $11.9 million last year. Closed units and pre-sales for delivery in the fourth quarter total more than $165 million, approximately three times more than last year.

Our success in recent real estate pre-sales has been significant.

- In February four buildings in Copper Village sold out rapidly in a 140 mountain home sale which generated $117 million.

-    In March 51 mountain homes were sold at Panorama for $10 million.

- Also in March the 126-suite Westin Resort Tremblant, to be operated by Intrawest under a franchise agreement with Starwood Hotels & Resorts, sold out in 12 hours, generating $32 million.

- In April Intrawest successfully launched its first quarter-ownership project at Whistler, with over $20 million in real estate being sold, representing over 90% of the total project. With this success, Intrawest plans to expand this concept to its other resorts.

- In May Intrawest successfully launched the Sunstone project at Mammoth, selling all 77 of the units in less than 3 hours for over $41 million.

We now have over $400 million in pre-sales representing over 1,000 total units to close in 2000 and 2001. The addition of these units will have a significant positive impact on the operating income of our resorts, as well as having a substantial effect on our real estate income.

DIVIDENDS

On May 10,1999, the Board of Directors of the company declared a dividend of $0.08 per common share payable on July 19,1999 to owners of record on July 5,1999.

OUTLOOK

This year's success dramatically affirms the strength of our strategy. The use of resort villages, combined with a very customer-oriented operational focus, has fundamentally changed the way our industry operates and we are unrivalled in the application of this approach. We will be alert to opportunities to capitalize on this position of strength but remain very focused on reaping the benefits which are flowing from the capital investment of the past two years and the further development of the irreplaceable resorts we have assembled.


On behalf of the Board,


/s/ JOE S. HOUSSIAN                     /s/ DANIEL O. JARVIS
    -------------------                     -------------------
Joe S. Houssian                         Daniel O. Jarvis
Chairman, President and                 Executive Vice President
Chief Executive Officer                 and Chief Financial Officer

May 10, 1999

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                Three months ended              Nine months ended
                                                     March 31                      March 31
                                            -------------------------      ------------------------
                                              1999            1998           1999            1998
---------------------------------------------------------------------------------------------------
                                               (in thousands of dollars except per share amounts)
                                                                                         (unaudited)
REVENUE
Ski and resort operations                   $ 331,394       $ 212,229      $ 482,748      $ 319,989
Real estate sales                              53,390          64,317        176,847        165,207
Rental properties                               2,146           1,843          5,615          4,385
Income from equity
  accounted investment                          2,269              --          2,269             --
Interest and other income                       3,513             470          7,197          3,258
---------------------------------------------------------------------------------------------------
                                              392,712         278,859        674,676        492,839
---------------------------------------------------------------------------------------------------
EXPENSES
Ski and resort operations                     225,494         139,594        369,143        241,570
Real estate costs                              43,300          52,424        142,427        135,978
Rental properties                               1,070             623          2,619          1,749
Interest                                       10,331           6,308         27,252         16,030
Depreciation and amortization                  28,875          20,219         43,595         30,549
General and administrative                      3,174           3,220          7,649          7,093
---------------------------------------------------------------------------------------------------
                                              312,244         222,388        592,685        432,969
---------------------------------------------------------------------------------------------------
Income before income taxes,
  non-controlling interest and
  discontinued operations                      80,468          56,471         81,991         59,870
Provision for income taxes                     17,106          10,724         17,464         12,988
---------------------------------------------------------------------------------------------------
Income before non-controlling interest
  and discontinued operations                  63,362          45,747         64,527         46,882
Non-controlling interest                        8,751           3,104          9,636          3,970
---------------------------------------------------------------------------------------------------
Income from continuing operations              54,611          42,643         54,891         42,912
Results of discontinued operations                 (4)            432             44           (429)
---------------------------------------------------------------------------------------------------
Income for the period                       $  54,607       $  43,075      $  54,935      $  42,483
---------------------------------------------------------------------------------------------------
Income per common share
  Income from continuing operations         $    1.38       $    1.24      $    1.39      $    1.25
  Net income                                $    1.38       $    1.24      $    1.39      $    1.25
---------------------------------------------------------------------------------------------------
Weighted average number of
  common shares outstanding
  (in thousands)                               39,674          34,412         39,513         34,386
---------------------------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

As at March 31                                        1999            1998
                                                   ----------      ----------
                                                    (in thousands of dollars)
                                                                  (unaudited)
ASSETS
Current assets
 Cash and short-term deposits                      $   81,609      $   74,993
 Other assets                                          84,944          42,859
 Amounts receivable                                   105,118          57,412
 Properties
  Resort                                              274,940         143,607
  Discontinued operations                               7,716          12,993
-----------------------------------------------------------------------------
                                                      554,327         331,864
Ski and resort operations                             937,960         561,322
Goodwill                                               78,226          78,689
Properties
 Resort                                               409,019         238,100
 Discontinued operations                               31,023          46,258
Amounts receivable                                     49,460          52,985
Other assets                                           92,050          32,347
-----------------------------------------------------------------------------
                                                   $2,152,065      $1,341,565
=============================================================================
LIABILITIES
Current liabilities
 Amounts payable                                   $  183,653      $  123,469
 Deferred revenue                                      80,422          18,524
 Bank and other indebtedness, current portion
  Resort                                              255,767          72,597
  Discontinued operations                               8,204           2,356
-----------------------------------------------------------------------------
                                                      528,046         216,946
Bank and other indebtedness
 Resort                                               807,955         509,570
 Discontinued operations                                6,141          32,420
Due to joint venture partners                          12,012          18,749
Deferred revenue                                       17,600           9,950
Deferred income taxes                                  14,132           5,804
Non-controlling interest in subsidiaries               34,453          10,098
-----------------------------------------------------------------------------
                                                    1,420,339         803,537
-----------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Capital stock                                         495,526         375,465
Retained earnings                                     198,628         151,381
Foreign currency translation adjustment                37,572          11,182
-----------------------------------------------------------------------------
                                                      731,726         538,028
-----------------------------------------------------------------------------
                                                   $2,152,065      $1,341,565
=============================================================================

CONSOLIDATED STATEMENTS OF
RETAINED EARNINGS


                                         Three months ended             Nine months ended
                                              March 31                      March 31
                                      ------------------------      -------------------------
                                        1999           1998            1999           1998
---------------------------------------------------------------------------------------------
                                                  (in thousands of dollars)       (unaudited)
Retained earnings-beginning
  of period                           $ 144,021      $ 108,306      $ 146,859       $ 111,649
Income for the period                    54,607         43,075         54,935          42,483
Dividends                                    --             --         (3,166)         (2,751)
---------------------------------------------------------------------------------------------
Retained earnings-end of period       $ 198,628      $ 151,381      $ 198,628       $ 151,381
=============================================================================================


CONSOLIDATED STATEMENTS OF CASH FLOW
FROM OPERATIONS


                                         Three months ended              Nine months ended
                                              March 31                       March 31
                                     -------------------------      -------------------------
                                        1999            1998          1999             1998
---------------------------------------------------------------------------------------------
                                        (in thousands of dollars except per share amounts)
                                                                                   (unaudited)
Income before non-controlling
  interest and discontinued
  operations                         $  63,362       $  45,747      $  64,527       $  46,882
Items not affecting cash
  Depreciation and amortization         28,875          20,219         43,595          30,549
  Income from equity
   accounted investment                 (2,269)             --         (2,269)             --
Cash flow from continuing
  operations                         $  89,968       $  65,966      $ 105,853       $  77,431
---------------------------------------------------------------------------------------------
Cash flow per common share           $    2.01       $    1.78      $    2.38       $    2.08
---------------------------------------------------------------------------------------------

Note: Cash flow per common share is calculated after providing for non-controlling interest.

CONSOLIDATED STATEMENTS OF CHANGES
IN FINANCIAL POSITION

                                                   Three months ended              Nine months ended
                                                        March 31                        March 31
                                                  ---------------------           --------------------
                                                  1999             1998           1999            1998
---------------------------------------------------------------------------------------------------------
                                                          (in thousands of dollars) (unaudited)
CASH PROVIDED BY (USED FOR)
OPERATING ACTIVITIES
Cash flow from operations                       $  89,968       $  65,966       $ 105,853       $  77,431
Recovery of costs through
  real estate sales                                43,300          52,424         142,427         135,978
Increase in amounts receivable, net                (5,384)         (4,002)        (37,798)        (17,579)
Acquisition and development
  of properties for sale                          (62,398)        (62,782)       (266,310)       (193,766)
Other changes in non-cash
  operating working capital                        40,313          (1,936)          9,889          48,782
Cash provided by discontinued operations            1,413           6,788           4,686           9,796
---------------------------------------------------------------------------------------------------------
                                                  107,212          56,458         (41,253)         60,642
---------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Bank and other borrowings, net                     (5,640)        (23,721)        424,356         116,628
Issue of capital stock                                172             909          33,076           2,210
Redemption of non-resort preferred shares              --              --         (20,857)         (9,015)
Proceeds on sale of partnership interest               --              --          15,980              --
Dividends paid                                         --              --          (3,166)         (2,751)
Distributions to non-controlling interests         (1,751)         (1,179)         (2,911)         (2,339)
---------------------------------------------------------------------------------------------------------
                                                   (7,219)        (23,991)        446,478         104,733
---------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Proceeds from (expenditures on)
  revenue-producing properties, net                    40           9,209          (2,140)          9,496
Expenditures on ski
  and resort operation assets                     (24,828)        (12,155)       (164,628)        (90,264)
Acquisition of resort assets                      (30,827)        (39,911)       (273,885)        (69,332)
---------------------------------------------------------------------------------------------------------
                                                  (55,615)        (42,857)       (440,653)       (150,100)
---------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and
  short-term deposits                              44,378         (10,390)        (35,428)         15,275
Cash and short-term deposits
- beginning of period                              37,231          85,383         117,037          59,718
---------------------------------------------------------------------------------------------------------
Cash and short-term deposits
- end of period                                 $  81,609       $  74,993       $  81,609       $  74,993
=========================================================================================================

FINANCIAL HIGHLIGHTS


                                           Three months ended        Nine months ended
                                                March 31                  March 31
                                          --------------------      --------------------
                                            1999         1998        1999         1998
----------------------------------------------------------------------------------------
                                           (millions of dollars except per share amounts)
                                                                              (unaudited)
REVENUE
  Ski and resort operations               $ 331.4      $ 212.2      $ 482.7      $ 320.0
  Real estate sales                          53.4         64.3        176.8        165.2
INCOME FROM CONTINUING OPERATIONS            54.6         42.6         54.9         42.9
INCOME FOR THE PERIOD                        54.6         43.1         54.9         42.5
INCOME PER COMMON SHARE
  Income from continuing operations          1.38         1.24         1.39         1.25
  Net income                                 1.38         1.24         1.39         1.25
CASH FLOW FROM CONTINUING OPERATIONS         90.0         66.0        105.9         77.4
CASH FLOW PER COMMON SHARE                   2.01         1.78         2.38         2.08

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

                                          INTRAWEST CORPORATION

Date: May 28, 1999                        By        /s/ ROSS MEACHER
                                            ------------------------------------
                                            Name: Ross Meacher
                                            Title: Corporate Secretary